SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2023 (Report No. 4)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On July 12, 2023, Nano Dimension Ltd. (the “Registrant”) issued: (i) a press release titled “Nano Dimension Discloses Some of the Landmark Q2/2023 Sales of Its 3D Additive Manufacturing Printers and Additive Electronics’ Robotics Systems,” a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference herein; (ii) a press release titled “Nano Dimension’ Dissident Shareholder Murchison Ltd.’s Owner, Marc Bistricer’s Case is Scheduled For Continued Hearing Processes During the Rest of 2023 Before Capital Markets Tribunal (the “Tribunal”) in Canada,” a copy of which is furnished herewith as Exhibit 99.2 and incorporated by reference herein; and (iii) a press release titled “Nano Dimension Sets the Record Straight on NY Federal Court Ruling and Corrects the Misleading Information, as Published by Bistricer’s Murchinson Yesterday,” a copy of which is furnished herewith as Exhibit 99.3 and incorporated by reference herein.

The first three paragraphs and the section entitled “Forward-Looking Statements” of Exhibit 99.1 and Exhibit 99.3 to this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436) of the Registrant, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on July 12, 2023, titled “Nano Dimension Discloses Some of the Landmark Q2/2023 Sales of Its 3D Additive Manufacturing Printers and Additive Electronics’ Robotics Systems”.

99.2	Press release issued by Nano Dimension Ltd. on July 12, 2023, titled “Nano Dimension’ Dissident Shareholder Murchison Ltd.’s Owner, Marc Bistricer’s Case is Scheduled For Continued Hearing Processes During the Rest of 2023 Before Capital Markets Tribunal (the “Tribunal”) in Canada.”

99.3	Press release issued by Nano Dimension Ltd. on July 12, 2023, titled “Nano Dimension Sets the Record Straight on NY Federal Court Ruling and Corrects the Misleading Information, as Published by Bistricer’s Murchinson Yesterday.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: July 13, 2023	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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